UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

Health Grades, Inc.

(Name of Subject Company)

Health Grades, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc., a Delaware corporation (“Health Grades”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2010, as amended by Amendment No. 1 thereto filed by Health Grades with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Health Grades with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Health Grades with the SEC on August 23, 2010 and Amendment No. 4 thereto filed by Health Grades with the SEC on August 26, 2010 (the “Schedule 14D-9”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes.  The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Purchaser and Parent with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Purchaser and Parent with the SEC on August 23, 2010 and Amendment No. 4 thereto filed by Purchaser and Parent with the SEC on August 26, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.                     The Solicitation or Recommendation

The first bullet-point paragraph of the subsection entitled “Reasons for the Recommendation of the Board” under section (c) entitled “Reasons for Recommendation” of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

•                  Prospects of Health Grades as an Independent Company.  The Board has substantial knowledge and familiarity with Health Grades’ business and results of operations, as well as Health Grades’ prospects if it were to remain an independent company. The Board considered Health Grades’ financial performance in the second quarter and first six months of 2010 and current prospects for continued growth, including its forecasted revenues and EBITDA margins.  The Board considered the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve Health Grades’ business plan.  In this regard, the Board considered the highly competitive and rapidly evolving environment in which Health Grades operates and is expected to operate in the future and the risks that this environment posed for the Company.  Based on the foregoing, the Board believed that the certainty of realizing in cash a compelling value for Shares in the Offer and the Merger was more favorable to Health Grades stockholders than the risk and uncertainty of pursuing the Company’s current business plan as a stand-alone entity.

Item 8.                     Additional Information

Item 8 of the Schedule 14D-9 under the section entitled “Projected Financial Information” is hereby amended and supplemented by inserting the following immediately before the last paragraph of the section:

The Company’s management believes that the inclusion in this Statement of the projections in the Forecast and the Board Forecast, including the non-GAAP financial measures included therein, is useful solely to disclose what information was provided by Health Grades to Vestar, in connection with its due diligence review, and to Citi, in connection with its advisory role.  The projections in the Forecast and the Board Forecast are not included in this Statement to influence your decision as to whether to tender your Shares in the Offer or because we believe they are material.

Reconciliations of the differences between each of EBITDA and EBIT, on the one hand, and net income, on the other hand, presented in the Forecast and the Board Forecast are set forth below. Health Grades did not provide these reconciliations to Vestar in connection with its due diligence review of Health Grades, did not share the reconciliations with Citi in connection with its advisory role and did not provide these reconciliations to the Board.

Forecast — Reconciliation of Net Income to EBIT and EBITDA

($ in Millions)	2010	2011	2012	2013	2014
Net Income	$9.4	$13.7	$19.4	$27.1	$37.3
Income Tax	5.8	8.3	11.7	16.4	22.6

EBIT	15.2	22.0	31.1	43.5	59.9
Depreciation & Amortization	2.1	2.0	2.0	2.1	2.2

EBITDA	$17.3	$24.0	$33.1	$45.6	$62.1

Board Forecast — Reconciliation of Net Income to EBIT and EBITDA

($ in Millions)	2010	2011	2012	2013	2014
Net Income	$8.7	$11.4	$14.1	$17.4	$21.9
Income Tax	5.3	6.8	8.5	10.6	13.3

EBIT	14.0	18.2	22.6	28.0	35.2
Depreciation & Amortization	2.1	2.3	2.5	2.7	3.0

EBITDA	$16.1	$20.5	$25.1	$30.7	$38.2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Dated: August 30, 2010